The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev reports improving operational performance in line with its expectations

InBev (Euronext: INB), the world's leading brewer, announced today its results for the second quarter (2Q08) and half year (HY08) of 2008. Except where otherwise stated, analyses are based on organic figures:

- **Volume performance:** total volumes grew 0.7% in 2Q08, while our own beer volumes increased at the slightly higher rate of 0.9%. The majority of our Zones delivered a better year on year (yoy) performance in 2Q08 versus the first quarter, and, as expected, Brazil resumed volume growth (+3.8%) after a slow start to the year. For HY08, total volumes as well as own beer volumes were 0.2% higher than HY07.
- **Market share gains:** The underlying strength of our brand portfolio, coupled with continued strong investments behind the brands, led to market share being maintained or increased in 8 of our top 10 markets, including our three key Western European markets.
- **Revenue growth:** consolidated revenue increased by 4.5% in 2Q08, and revenue per Hl was up by 3.7% as a result of a continuous improvement in the sales mix and selected price increases. HY08 revenue was 4.6% higher than a year ago, driven by a 4.4% rise in revenue per Hl.
- **Cost of Sales growth:** consolidated cost of sales (CoS) per Hl showed a 6.5% increase in 2Q08, due to increased commodity input costs yoy. Although we experienced a strong increase in CoS per Hl in HY08 (1Q08: +9.9%; 2Q08:+6.5%; HY08:+8.0%), as indicated in our 1Q08 disclosure, CoS per Hl growth is expected to decelerate during 2H08, especially in the fourth quarter.
- **Disciplined expense control:** 2Q08 operating expenses increased modestly (1.9% higher), with sales and marketing expenses up 6.9% as we continued to invest in our brands and further strengthen our sales execution programs. However, administrative expenses declined 11.3% yoy, as our strong cost discipline continues to reduce non-working expenses.
- **EBITDA growth and margin expansion:** normalized EBITDA grew by 4.7% in 2Q08, and EBITDA margin for the quarter was 33.4%, an organic increase of 7 basis points. For HY08, normalized EBITDA is up 2.9%, resulting in an EBITDA margin of 32.2% which is 54 basis lower, yoy
- **Earnings Per Share growth:** Normalized EPS was 0.92 euro in 2Q08 versus 0.78 euro during the same quarter of last year, and HY08 normalized EPS was 1.36 euro compared to 1.24 euro in HY07. Adjusted for the positive impact of a deferred tax asset recognition in 2Q08, normalized EPS would have been 0.78 euro and 1.22 euro for 2Q08 and HY08, respectively.
- **Returning cash to shareholders:** InBev returned a total of 2 024 million euro to shareholders during the second quarter, reflecting the inherently strong and improving cash generation capability of our business. This is a result of paying out 1 602 million euro in dividends (of which InBev shareholders 1 428 million euro, and AmBev minority shareholders 159 million euro) and acquiring 385 million euro of InBev shares and 37 million euro of AmBev shares through share buyback programs. Year to date, InBev has returned 2 542 million euro to shareholders.

Figure 1: Consolidated performance (million euro)	2Q08	2Q07	Organic growth
Total volumes (thousand Hls)	68 425	68 168	0.7%
Total beer volumes	59 154	59 286	0.2%
Of which InBev own beer	57 948	57 582	0.9%
Non-beer volumes	9 271	8 881	4.4%
Revenue	3 710	3 720	4.5%
Gross profit	2 157	2 183	2.5%
Normalized EBITDA	1 240	1 232	4.7%
Normalized EBIT	960	964	3.1%
Profit attributable to equity holders of InBev (normalized)	551	477	
Profit attributable to equity holders of InBev	542	499	
Normalized earnings per share (euro)	0.92	0.78	
Earnings per share (euro)	0.90	0.82	
Margins			
Gross margin	58.1%	58.7%	-112 bp
Normalized EBITDA margin	33.4%	33.1%	7 bp
Normalized EBIT margin	25.9%	25.9%	-33 bp

InBev's 2Q08 and HY08 numbers are based on unaudited consolidated interim financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million euro. To facilitate the understanding of InBev's underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start up or termination of activities, or the transfer of activities between segments.
Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance. Values in the figures and annexes may not add up, due to rounding. EPS based upon weighted average of 600 (2Q08) and 612 (2Q07) million ordinary shares outstanding.

MANAGEMENT COMMENTS

While we are far from satisfied with our performance year to date, 2Q08 results already show an improvement versus our first quarter. This performance is in line with expectations as stated during our 1Q08 results. At that time, we anticipated volume and EBITDA growth, and lower growth in cost of sales per Hl, as the year progressed. With respect to the top line, in 2Q08 own beer volumes were 0.9% higher than last year (1Q08: -0.7%), and revenue per Hl grew 3.7% (1Q08: +5.2%), as we made some selected price adjustments and achieved further improvements in our product mix. The lower yoy growth of revenue per Hl in 2Q08 compared to 1Q08 is attributed to geographic mix; on a constant country mix, revenue per Hl in 2Q08 would have grown 5.3%. More importantly, the pricing environment in our markets remains healthy. Furthermore, cost of sales per Hl growth was 6.5% yoy in 2Q08 (constant country mix: 8.5% higher), a solid deceleration versus the 9.9% increase reported in 1Q08. We expect that cost growth will further moderate for the second half of 2008, especially during the fourth quarter. Notwithstanding the significant impact of a higher cost of sales, and our commitment to aggressively support our key brands with the right level of resources, we achieved EBITDA growth of 4.7% in 2Q08 as a result of top line growth and disciplined cost management.

Volume results in the second quarter were stronger in most Zones, and we are maintaining or improving market shares in 8 out of top 10 key markets versus last year. This performance confirms the underlying strength of our brand portfolio, and reflects the successful investments we have made in the marketplace and in sales execution, as well as the merits of our target setting system.

Brazil and Russia, two key markets that had shown some weakness in the first quarter, delivered improved yoy top line results in 2Q08. In Brazil, 2Q08 beer volumes grew 3.8% versus 2Q07, following a soft start to the year (1Q08: -1.9%). We believe that the underlying economic growth trends of this critical market have returned to positive territory. In addition, our market share was stable during the quarter, so that we remain above last year on a year to date basis. Management remains committed to grow market share organically, while maintaining healthy profit growth.

In Russia, shipments to wholesalers were 7.7% lower than last year (1Q08: -11.4%). However, shipments to retailers were much less impacted. Our market share, according to Business Analytica, indicates a decline of 0.14pp for the 2Q. The market share loss is concentrated in lower price brands, which are not our primary focus. Similar to 1Q08 results, our core and premium brands continued to show solid growth.

Elsewhere in the group, in addition to growth in Latin America North, volume results were positive in Latin America South, North America and Asia Pacific. However, despite maintaining or gaining market share in Belgium, Germany and the UK, own beer volumes in Western Europe were 1.4% lower.

Our focus on cost prioritization and efficiencies remains as strong as ever, which led to the capture of important savings of 11.3% in overhead expenses, while at the same time freeing up a significant level of resources for our brand building, innovation and sales programs, as evidenced by a 6.9% increase in sales and marketing expenses. We have always recognized the long term importance of

consistently investing in these programs, and will continue to identify opportunities to reallocate money towards them.

"*Our 2Q results were better than 1Q, as anticipated, but still below our aspirations. Although industry growth in some key markets is below last year, we delivered market share results in the majority of our markets. The main market where we have underperformed so far this year has been Russia, where our value and price brands have lost share at a faster pace than we have been gaining share with our core and premium brands, as evidenced by net sales per Hl growth of 12%. Our overall pricing is healthy, but rising costs continue to put pressure on our margins. On July 13th we announced the proposed combination of our company with Anheuser-Busch. Our team however remains focused on driving our organic business. As we look to the second half, we continue to expect an improved performance and the return to EBITDA margin expansion*", said Carlos Brito, InBev's CEO.

SECOND QUARTER VOLUMES

Figure 2. Volumes (thousand Hls)

	2Q07	Scope	Organic growth	2Q08	Organic growth
North America	3 512	0	35	3 547	1.0%
Latin America - North	22 075	64	730	22 870	3.3%
Latin America - South	5 842	0	769	6 610	13.2%
Western Europe	10 291	- 293	- 550	9 448	-5.5%
Central and Eastern Europe	14 552	0	- 438	14 113	-3.0%
Asia Pacific	10 290	0	244	10 533	2.4%
Global Export and Holding Companies	1 606	0	- 304	1 303	-18.9%
InBev Worldwide	**68 168**	**- 229**	**486**	**68 425**	**0.7%**

Consolidated volumes grew 0.7% during 2Q08, and InBev's own beer volumes increased at the slightly faster rate of 0.9%, as a result of our ongoing focus on growing our branded volumes. Growth in own beer volumes was achieved in North America, Latin America North and South, and Asia Pacific, while own volumes were lower in Western and Central & Eastern Europe.

North America own beer volumes climbed 1.2% in 2Q08. In Canada although our own beer volumes were 0.7% lower, we outperformed the industry and consequently gained market share.

2Q08 shipment volumes of our **European imports** into the US were down significantly, against a very challenging comparable period in 2Q07 during which we resolved supply transition issues, resulting in a 24.9% yoy growth in 2Q07. However, depletion volumes showed a solid increase, led by the continued strong growth of Stella Artois.

Total **Latin America North** volumes in the second quarter were 3.3% higher yoy (beer +3.8%; non-beer +2.1%). Industry growth and stable market share led to Brazil beer volumes growing 3.8% vs. 2Q07, with Brazil market share reaching 67.3% for the 2Q08. The other countries in the Zone delivered beer volume growth of 3.3%, yoy.

Volumes continued to grow in 2Q08 in **Latin America South**, up by 13.2% (beer +14.3%; non-beer +11.6%). Double digit beer volume increases were achieved in nearly all countries, based on our strong brand portfolio and successful innovations.

Western Europe own beer volumes in 2Q08 were 1.4% below last year, ahead of industry performance. A strong double digit decrease in lower value, non-branded products, fully consistent with our focus on driving value from our own brand portfolio, led to reported volume decline of 5.5%. In Belgium, the industry was very weak during the quarter. However, as a result of our leading brands and innovations, we had stable market share despite 9.2% lower own beer volumes. UK own beer volumes were down by 4.1% compared to last year but ahead of the industry, resulting in higher market share. Growth of 6.2% for our German own beer volumes drove market share gains and confirmed again the robust health of our market leading brands.

Second quarter volumes in **Central & Eastern Europe** were down 3.0% yoy. This gap is primarily attributable to lower volumes in Russia, where shipments were down 7.7%. However, shipments to retailers were much less impacted. In Ukraine, despite very aggressive competition, own beer volumes grew 6.1% against a strong comparable period in 2Q07. However, our market share according to Nielsen, declined by 0.9pp, driven by decreases of lower price brands, while our main core brand, Chernigivske, increased by double digits.

Volumes grew 2.4% in **Asia Pacific** in 2Q08. China volumes rose 1.4%, led by the continued solid performance of our Sedrin business, good growth in Shiliang, where we recently acquired the remaining minority interest and took full control of the operations, partly offset by weaker volumes in the JVs territories. South Korea achieved a 6.7% volume growth increase in addition to strong performance in 2007, with the Cass brand further expanding sales.

2Q08 GLOBAL BRAND PERFORMANCE

InBev's global brands showed a volume decrease of 4.0%. Stella Artois® volumes were 5.1% lower, mainly impacted by the weaker industry in Western Europe, which could not be compensated for by growth in Latin America South. Beck's® volumes were down 2.8%, as a result of double digit growth in Western Europe being more than offset by much lower shipment volumes to the US as detailed above.. These lower volumes reflect the strong growth in 2Q07 which was a result of the one-off resolution of supply transition issues following the entering into of our US import agreement with Anheuser-Busch; excluding this impact, Beck's volumes would have grown by 7.6%.

INCOME STATEMENT – 2Q08

Figure 3. Consolidated Income Statement (million euro)

	2Q07	Scope	Currency translation	Organic growth	2Q08	Organic growth
Revenue	**3 720**	**- 18**	**- 156**	**164**	**3 710**	**4.5%**
Cost of sales	-1 537	10	85	- 111	-1 553	-7.3%
Gross profit	**2 183**	**- 8**	**- 71**	**53**	**2 157**	**2.5%**
Distribution expenses	- 443	2	18	- 15	- 439	-3.5%
Sales and marketing expenses	- 592	7	26	- 40	- 600	-6.9%
Administrative expenses	- 260	0	5	29	- 226	11.3%
Other operating income/expenses	77	- 11	- 2	3	67	4.3%
Normalized profit from operations (normalized EBIT)	964	- 10	- 25	30	960	3.1%
Non recurring items above EBIT	29				- 10	
Net finance costs	- 160				- 177	
Share of results of associates	0				2	
Income tax expense	- 166				- 63	
Profit	**667**				**711**	
attributable to equity holders of InBev	499				542	
attributable to minority interests	168				169	
Normalized EBITDA	**1 232**	**- 14**	**- 36**	**57**	**1 240**	**4.7%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in 2Q08 was -10 million euro on EBIT and on EBITDA, while it was +29 million euro on EBIT and +6 million on EBITDA in 2Q07.

Revenue – Consolidated revenue grew 4.5% (164 million euro) yoy, reaching 3 710 million euro. The increase in revenue is the result of volume growth, and 3.7% higher revenue per Hl, with all Zones generating more revenue per Hl. The healthy revenue per Hl evolution is a result of the successful execution of our strategy to improve our product mix, along with selected price adjustments. On a constant geographic basis, i.e. eliminating the impact of faster growth in countries with lower revenue per Hl in euro, revenue per Hl would have grown 5.3% organically.

Cost of Sales (CoS) – Consolidated CoS was 7.3% (111 million euro) higher than last year, totaling 1 553 million euro. On a per Hl basis, CoS was 6.5% above last year, in line with our expectations and showing a clear deceleration from the first quarter (1Q08: +9.9%). The increase is primarily due to higher commodity input costs, which was only partly offset by further benefits obtained from the implementation of supply best practices. On a constant geography basis, the organic increase in cost of sales per Hl would have been an estimated 8.5%.

Operating Expenses – Operating expenses, which are distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses, amounted to 1 197 million euro during 2Q08. The 23 million increase (+1.9%) is mainly explained by higher sales and marketing expenses, which is consistent with our strategy of investing in our key assets.

Distribution expenses rose by 15 million euro (3.5%) to 439 million euro, driven primarily by volume growth. Notwithstanding the anticipated challenges faced in the first half, we continue to strongly invest behind our brands and in sales execution programs; as a result, sales and marketing expenses were 40 million euro (6.9%) higher in the quarter, totaling 600 million euro. Administrative expenses were reduced by 29 million euro (11.3%), totaling 226 million euro, evidencing the successful implementation of fixed cost best practices across the group.

Other operating income/expenses were +67 million euro or 3 million euro better than last year.

EBITDA - 2Q08 normalized EBITDA of 1 240 million euro is 4.7% above last year (up 57 million euro).

- North America EBITDA of 172 million euro (+9.3% / up 15 million euro) is attributable to a solid top line performance and ongoing strong fixed cost management
- Latin America North EBITDA reached 516 million euro (+7.8% / up 37 million euro), driven by good volume performance, partly offset by higher sales and marketing expenses
- Latin America South grew EBITDA to 84 million euro (+43.0% / up 28 million euro), on the back of robust volume and revenue increases, and good management of fixed costs
- Western Europe recorded EBITDA of 195 million euro (-9.0% / down 21 million euro), as lower gross profit and higher intercompany charges could not be fully offset by disciplined expense control
- Central & Eastern Europe EBITDA was 140 million euro (-4.5% / down 7 million euro), despite a good overhead cost performance, as a result of volume decline, higher cost of sales, and higher sales and marketing expenses, as we continue to invest in the development of the business
- Asia Pacific delivered an EBITDA of 56 million euro (-5.4% / down 4 million euro), as volume and revenue per Hl growth were more than offset by increased cost of sales per Hl and higher sales and marketing expenses
- Global Export & Holding Companies EBITDA was 76 million euro (up 9 million euro), largely due to higher intercompany income which is neutral at a consolidated level, as well as solid fixed costs results

The consolidated EBITDA margin for 2Q08 was 33.4% (2Q07: 33.1%). The EBITDA margin was 30 basis points higher on an absolute basis, and up 7 basis points organically. A negative currency translation impact of 36 million euro was recorded for 2Q08 (2Q07: negative impact of 11 million euro).

Profit - Normalized profit attributable to equity holders of InBev was 551 million euro (normalized EPS 0.92 euro) in 2Q08. Reported profit attributable to equity holders of InBev for 2Q08 was 542 million euro, which included the following impacts:

- *Net finance costs*: 177 million euro; 17 million euro higher than 2Q07 which is largely explained by higher interest charges for the parent companies and AmBev Brasil as a result of a higher average net debt position, partially offset by slightly lower interest rates in Brazil.
- *Income tax expense:* 63 million euro with an effective tax rate of 8.2% (2Q07: 19.9%). The decrease versus last year mainly results from the recognition of a deferred tax asset of 83 million euro, following the probability of use of tax losses not previously recognized. Furthermore, the company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brasil and AmBev in July 2005, and the acquisition of Quinsa in August 2006. Excluding the impact of the deferred tax asset recognition,

the effective tax rate would have been 18.9%, and normalized EPS would have been 0.78 euro.

- *Profit attributable to minority interests:* 169 million euro (2Q07: 168 million euro)

Figure 4: Consolidated performance (million euro)

	HY08	HY07	Organic growth
Total volumes (thousand Hls)	127 463	127 202	0.2%
Total beer volumes	107 823	108 139	-0.3%
Of which InBev own beer	105 372	105 062	0.2%
Non-beer volumes	19 640	19 063	2.9%
Revenue	6 908	6 771	4.6%
Gross profit	3 988	3 961	2.1%
Normalized EBITDA	2 222	2 194	2.9%
Normalized EBIT	1 675	1 672	1.3%
Profit attributable to equity holders of InBev (normalized)	818	760	
Profit attributable to equity holders of InBev	792	778	
Normalized earnings per share (euro)	1.36	1.24	
Earnings per share (euro)	1.32	1.27	
Margins			
Gross margin	57.7%	58.5%	-144 bp
Normalized EBITDA margin	32.2%	32.4%	-54 bp
Normalized EBIT margin	24.3%	24.7%	-78 bp

FIRST HALF VOLUMES

Figure 5: Volumes (thousand Hls)

	HY07	Scope	Organic growth	HY08	Organic growth
North America	5 855	83	102	6 040	1.8%
Latin America - North	46 494	381	368	47 244	0.8%
Latin America - South	14 189	0	1 600	15 789	11.3%
Western Europe	17 862	- 536	- 638	16 689	-3.7%
Central and Eastern Europe	23 359	0	- 937	22 422	-4.0%
Asia Pacific	16 987	0	83	17 070	0.5%
Global Export and Holding Companies	2 455	68	- 312	2 210	-12.4%
InBev Worldwide	**127 202**	**- 4**	**265**	**127 463**	**0.2%**

InBev's consolidated volumes increased 0.2% during the first half of 2008 yoy, while our own beer volumes also grew by 0.2%; both growth rates were driven by a stronger second quarter. North America, Latin America North and South, and Asia Pacific all achieved higher volumes of own beer, while Western Europe was marginally lower and Central & Eastern Europe showed a decrease.

North America recorded a 1.8% increase in volumes in HY08. Canada own beer volume was up 0.2%, resulting in improved market share gain versus the first half of 2007.

HY08 depletions of our **European import** brands into the US increased by 15%, led by the strong growth of Stella Artois.

Volumes rose 0.8% in **Latin America North** (beer +1.0%; non-beer +0.3%) during HY08 as a result of a solid second quarter. Beer volumes in Brazil grew by 0.8%, with our market share continuing to be ahead of the first half of 2007. Outside of Brazil, our other operations in this Zone delivered beer volume growth of 5.2%.

In **Latin America South** our volumes grew 11.3% during the first six months of 2008 (beer +12.3%; non-beer +9.8%). All countries delivered higher volumes, and Stella Artois volumes continue to increase strongly.

HY08 own beer volumes in **Western Europe** were 0.5% lower, significantly better than the 3.7% decline in total volumes previously posted which is entirely attributable to the company's strategy of strongly de-emphasizing low margin private label brands. Industry volumes have been soft in Belgium, where our own beer volumes are 7.2% below HY07, but we were able to hold share. UK own beer volumes are 0.7% below last year, but we achieved a higher market share. Branded beer volumes rose 5.1% in Germany yoy, resulting in an increased market share. Overall, we have maintained or increased market share in all countries in the Zone.

Central & Eastern Europe beer volumes were 4.0% lower in HY08. In Russia volumes declined by 9.2%, as solid growth of our main core and premium brands did not fully offset lower volumes of lower priced brands. Own beer volumes grew by 5.5% in the first half in Ukraine on top of 26.2% growth in HY07.

Asia Pacific volumes were 0.5% higher than HY07. 2Q08 growth in China nearly offset the softer result in the first quarter; volumes for the first half were down only 0.6%. South Korea delivered a solid first half with a volume increase of 4.8% and an increase in market share.

HY08 GLOBAL BRAND PERFORMANCE

InBev's global brands were 80 basis points lower in HY08, yoy. Stella Artois® volumes were down 0.3%, as a consequence of the weaker 2Q08 industry in Western Europe, which could not be fully offset by ongoing strong growth in Latin America South. Beck's® volumes declined 1.5%, as healthy growth in Western Europe was more than offset by much lower shipment volumes to the US. As already highlighted, the lower shipment volumes reflect strong shipment growth in 2Q07, which was a result of the one-off supply transition issues associated with the start up of our US import agreement with Anheuser-Busch. Excluding this impact, Beck's volumes would have grown by 6.1% in HY08, and global brand growth would have been ahead of group volume performance.

INCOME STATEMENT – HY08

Figure 6. Consolidated Income Statement (million euro)

	HY07	Scope	Currency translation	Organic growth	HY08	Organic growth
Revenue	**6 771**	**- 7**	**- 168**	**312**	**6 908**	**4.6%**
Cost of sales	-2 810	6	114	- 231	-2 920	-8.3%
Gross profit	**3 961**	**- 1**	**- 54**	**81**	**3 988**	**2.1%**
Distribution expenses	- 824	- 4	18	- 37	- 847	-4.6%
Sales and marketing expenses	-1 089	9	34	- 63	-1 108	-5.9%
Administrative expenses	- 487	- 30	4	36	- 477	6.9%
Other operating income/expenses	111	5	- 1	6	120	4.3%
Normalized profit from operations (normalized EBIT)	1 672	- 20	1	22	1 675	1.3%
Non recurring items above EBIT	23				- 35	
Net finance costs	- 296				- 336	
Share of results of associates	0				2	
Income tax expense	- 267				- 152	
Profit	**1 131**				**1 155**	
attributable to equity holders of InBev	778				792	
attributable to minority interests	353				363	
Normalized EBITDA	**2 194**	**- 22**	**- 14**	**64**	**2 222**	**2.9%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in HY08 was -35 million euro on EBIT and on EBITDA, while it was +23 million euro on EBIT and 0 on EBITDA in HY07.

Revenue – Consolidated revenue was up 4.6% (312 million euro) yoy, to 6 908 million euro. Revenue per Hl expanded 4.4%, and all Zones achieved a higher revenue per Hl, reflecting ongoing improvements in our product mix, as well as price adjustments. On a constant geographic basis, i.e. eliminating the impact of faster growth in countries with lower revenue per Hl in euro, revenue per Hl would have grown 5.5% organically.

Cost of Sales (CoS) – HY08 consolidated CoS of 2 920 million euro was 8.3% (231 million euro) above last year. CoS per Hl increased 8.0% yoy, reflecting industry wide commodity cost pressure. On a constant geographic basis, the organic increase in CoS per Hl would have been an estimated 9.3%. The company continues to implement its proven supply efficiency programs which are helping to partly compensate for increased cost pressures and as previously disclosed, the company expects a deceleration in CoS per hl growth for the second half of the year.

Operating Expenses – Operating expenses for HY08 totaled 2 312 million euro.

Distribution expenses increased by 37 million euro (4.6%) to 847 million euro, primarily as a result of higher unit transport expenses in Latin America South and Western Europe, and more volumes being sold directly to customers. Sales and marketing expenses were up 63 million euro (5.9%) to 1 108 million euro, evidencing our focus on further strengthening sales execution, investments behind our brands and bringing innovations to our consumers. Overhead expenses decreased 36 million euro (6.9%) to 477 million euro, as nearly all Zones continue to demonstrate our ability to keep a tight grip on non-working expenses.

Other operating income/expenses in the first half were +120 million euro, or 6 million euro better than last year. The main impacts were a lower bonus adjustment in 1Q08 compared to 1Q07 in Latin America North, and gains on asset disposals in Western Europe and Latin America South.

EBITDA – Normalized EBITDA of 2 222 million euro in HY08 is 2.9% above last year (up 64 million euro).

- North America delivered an EBITDA of 263 million euro (+10.0% / up 24 million euro), as a result of a good commercial performance and cost management;
- Latin America North EBITDA was 1 094 million euro (+2.0% / up 21 million euro), driven by higher revenue, partly offset by increased commercial expenses and a lower bonus adjustment in 1Q08 versus the previous year, as mentioned above;
- Latin America South EBITDA increased to 230 million euro (+40.2% / up 74 million euro) as a result of a combination of very good top line results and diligent cost control;
- Western Europe's EBITDA was 274 million euro (-9.7% / down 32 million euro), driven by lower industry volumes and a defocus on lower margin products, which has a negative impact on short term results, but is important for long term profitability. The combined impact resulted in lower volumes despite stable to higher shares in all markets; expenses also remained under control;
- Central & Eastern Europe achieved EBITDA of 167 million euro (-16.2% / down 34 million euro), as the combined effect of volume decline, higher cost of sales and higher sales and marketing expenses could not be fully compensated by a healthy increase in revenue per Hl and strong overhead cost management;
- Asia Pacific EBITDA was 92 million euro (-8.9% / down 11 million euro), reflecting the impact of increased cost of sales and continued investment in commercial activities, partly offset by solid revenue per Hl growth;
- Global Export & Holding Companies EBITDA of 102 million euro (up 22 million euro), primarily due to higher intercompany income which is neutral at the consolidated level.

The consolidated EBITDA margin for HY08 was 32.2% (2007: 32.4%). The EBITDA margin decreased by 25 basis points, while it was 54 basis points lower on an organic basis. There was a negative currency translation impact on consolidated EBITDA of 14 million euro for the first six months of 2008 (HY07: negative impact of 57 million euro).

Profit – Normalized profit attributable to equity holders of InBev was 818 million euro (normalized EPS 1.36 euro) for the first half of 2008. Reported profit attributable to equity holders of InBev for HY08 was 792 million euro, which included the following impacts:

- *Net finance costs*: 336 million euro (versus 296 million euro in 2007). The difference is largely explained by higher interest charges for the parent companies and AmBev Brasil as a result of a higher average net debt position, partially offset by slightly lower interest rates in Brazil.
- *Income tax expense:* 152 million euro with an effective tax rate of 11.6% (versus 19.1% in 2007). The decrease is mainly attributable to the recognition of a deferred tax asset of 83 million euro in 2Q08, following the probability of use of tax losses not previously recognized. Furthermore, the company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brasil and AmBev in July 2005, and the acquisition of Quinsa in August 2006. Excluding the impact of the deferred tax asset recognition, the effective tax rate would have been 18.0%, and normalized EPS would have been 1.22 euro.
- *Profit attributable to minority interests:* 363 million euro (HY07: 353 million euro)

Financial position - InBev's net financial debt increased to 7 514 million euro as of June 2008, from 5 093 million euro as of December 2007. Apart from operating results net of capital expenditures, the net financial debt is impacted by the InBev and AmBev share buyback programs (respectively 706 million euro and 233 million euro), the purchase of minority interests of Quinsa and Zheijang Shiliang (respectively 275 million euro and 44 million euro), dividend payments to shareholders of InBev (1 428 million euro), dividend payments to minority shareholders of AmBev (159 million euro) and the impact of changes in foreign exchange rates (69 million euro).

As a result of share buy-back programs in 2008, during the first six months of 2008, InBev acquired 12.7 million InBev shares for an amount of 706 million euro and AmBev acquired 4.8 million AmBev shares for an amount of 233 million euro.

OUTLOOK

InBev remains committed to continue to deliver EBITDA margin expansion through a combination of top line growth and disciplined cost management.

Top line growth will remain our priority, and in addition to the further roll-out of our proven sales execution programs, we will continue to provide the right brands with sufficient resources to grow.

Operating efficiency also remains high on the agenda, and cost of sales per Hl growth should decelerate over the remainder of the year. Recent developments are indicating that the weighted average inflation (CPI) in the countries in which we operate is moving towards the range of 5 to 6%, which is higher than the 4% we previously anticipated; however we have already mapped additional ZBB cost-saving opportunities to fully offset the gap versus our full year CoS per Hl target of 4%.

In summary, we recognize that in 2008 there will be greater challenges to overcome than there have been over the past three years. However, we are confident that great people, united by one ownership culture, working towards a shared dream, will deliver EBITDA margin expansion in the second half of 2008.

RECENT EVENTS

On July 13 2008, Anheuser-Busch and InBev announced that they had entered into an agreement to combine the two companies, forming the world's leading brewer. The combined company will be called Anheuser-Busch InBev. Both companies' Boards of Directors have unanimously approved the transaction.

The combination of Anheuser-Busch and InBev will create the global leader in the beer industry and one of the world's top five consumer products companies. On a pro-forma basis for 2007, the combined company would have generated global volumes of 460 million hectoliters, revenues of 36.4 billion US dollars (26.6 billion euro) and EBITDA of 10.7 billion US dollars (7.8 billion euro). Anheuser-Busch and InBev together believe that this transaction is in the best interests of both companies' shareholders, consumers, employees, wholesalers, business partners and the communities they serve.

The transaction is subject to the approval of InBev and Anheuser-Busch shareholders, and other customary regulatory approvals. Shareholders of both companies will have an opportunity to vote on the proposed combination at special shareholder meetings that will be scheduled at a later date. InBev's controlling shareholder has agreed to vote its shares of InBev in favor of the combination. In light of the limited overlap between the InBev and Anheuser-Busch businesses, the combination is not anticipated to encounter any significant regulatory issues, and is expected to be completed by the end of 2008.

The condensed consolidated interim financial statements included in this document have not been subject to an audit or a review by our statutory auditor.

Annexes
InBev website: http://www.InBev.com/media/3 2 0 pressreleases.cfm

- Second Quarter 2008 (2Q08) segment information
- Half Year 2008 (HY08) segment information
- Reconciliation between Brazilian GAAP and IFRS figures for Latin America (HY08)

InBev is pleased to announce that the **2008 Half Year Financial Report** is available today on www.InBev.com

Second Quarter 2008 Agenda
August 14th, 2008

Conference call 2Q08/HY08 results for investors
2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at www.InBev.com.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Forward looking statements legend:

Forward Looking Statements:
Certain statements contained in this report that are not statements of historical fact constitute
forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of InBev and Anheuser-Busch with the Securities and Exchange Commission ("SEC"), in press releases, and in oral and written statements made by or with the approval of InBev that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger between InBev and Anheuser-Busch, including future financial and operating results, synergies, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements about the timing of the merger between InBev and Anheuser-Busch; (iii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of InBev or Anheuser-Busch or their managements or boards of directors; (iv) statements of future economic performance; and (v) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of InBev and Anheuser-Busch. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) the failure of shareholders of InBev or Anheuser-Busch to approve the merger; (vii) local, regional,
national and international economic conditions and the impact they may have on InBev and Anheuser-Busch and their customers and InBev's and Anheuser-Busch's assessment of that impact; (viii) increasing price and product competition by competitors, including new entrants; (ix) rapid technological developments and changes; (x) InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xi) containing costs and expenses; (xii) governmental and public policy changes; (xiii) protection and validity of intellectual property rights; (xiv) technological, implementation and cost/financial risks in large, multi-year contracts; (xv) the outcome of pending and future litigation and governmental proceedings; (xvi) continued availability of financing; (xvii) financial resources in the amounts, at the times and on the terms required to support future businesses of the combined company; and (xviii) material differences in the actual financial results of merger and acquisition activities compared with expectations of InBev, including the full realization of anticipated cost savings and revenue enhancements. All subsequent written and oral
forward-looking statements concerning the proposed transaction or other matters and attributable to InBev or Anheuser-Busch or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. InBev and Anheuser-Busch undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Anheuser-Busch by InBev. In connection with the proposed acquisition, InBev and Anheuser-Busch intend to file relevant materials with the SEC, including Anheuser-Busch's proxy statement on Schedule 14A.

INVESTORS OF ANHEUSER-BUSCH ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANHEUSER-BUSCH'S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain the documents free of charge through the website maintained by the SEC at www.sec.gov, and Anheuser-Busch stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Anheuser-Busch. Such documents are not currently available.

InBev and certain of its directors and executive officers and other persons, and Anheuser-Busch and its directors and certain executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Anheuser-Busch common stock in respect of the proposed transaction.

Information regarding InBev's directors and executive officers is available in its Annual Report for the year ended December 31, 2007, available at www.InBev.com/annualreport2007. Information about the directors and executive officers of Anheuser-Busch and their respective interests in Anheuser-Busch by security holdings or otherwise is set forth in its proxy statement relating to the 2008 annual meeting of stockholders, which was filed with the SEC on March 10, 2008. Investors may obtain additional information regarding the interest of the participants by reading the proxy statement regarding the acquisition when it becomes

Annex 1 2Q08 segment information

InBev Worldwide	2Q07	Scope	Currency translation	Organic growth	2Q08	Organic growth
Total volumes (thousand Hls)	68 168	-229	-	486	68 425	0.7%
Revenue	**3 720**	**-18**	**-156**	**164**	**3 710**	**4.5%**
Cost of sales	-1 537	10	85	-111	-1 553	-7.3%
Gross profit	**2 183**	**-8**	**-71**	**53**	**2 157**	**2.5%**
Distribution expenses	-443	2	18	-15	-439	-3.5%
Sales and marketing expenses	-592	7	26	-40	-600	-6.9%
Administrative expenses	-260	0	5	29	-226	11.3%
Other operating income/expenses	77	-11	-2	3	67	4.3%
Normalized EBIT	964	-10	-25	30	960	3.1%
Normalized EBITDA	**1 232**	**-14**	**-36**	**57**	**1 240**	**4.7%**
Normalized EBITDA margin	33.1%				33.4%	7 bp

North America	2Q07	Scope	Currency translation	Organic growth	2Q08	Organic growth
Total volumes (thousand Hls)	3 512	0	-	35	3 547	1.0%
Revenue	**436**	**0**	**-27**	**14**	**422**	**3.3%**
Cost of sales	-138	0	10	-3	-130	-2.1%
Gross profit	**298**	**0**	**-17**	**11**	**292**	**3.8%**
Distribution expenses	-74	0	4	-3	-72	-4.5%
Sales and marketing expenses	-58	0	4	3	-52	4.6%
Administrative expenses	-24	0	1	5	-17	22.8%
Other operating income/expenses	2	0	0	-3	0	-135.3%
Normalized EBIT	144	0	-7	14	150	9.5%
Normalized EBITDA	**166**	**0**	**-8**	**15**	**172**	**9.3%**
Normalized EBITDA margin	38.0%				40.9%	221 bp

Latin America - North	2Q07	Scope	Currency translation	Organic growth	2Q08	Organic growth
Total volumes (thousand Hls)	22 075	64	-	730	22 870	3.3%
Revenue	**1 072**	**1**	**16**	**76**	**1 165**	**7.1%**
Cost of sales	-381	-3	-3	-26	-413	-6.9%
Gross profit	**692**	**-2**	**13**	**50**	**752**	**7.2%**
Distribution expenses	-132	-1	0	-6	-139	-4.8%
Sales and marketing expenses	-118	1	-1	-14	-133	-12.4%
Administrative expenses	-73	1	0	2	-71	2.8%
Other operating income/expenses	39	0	1	-5	36	-12.2%
Normalized EBIT	408	-1	12	26	445	6.4%
Normalized EBITDA	**470**	**-3**	**12**	**37**	**516**	**7.8%**
Normalized EBITDA margin	43.8%				44.3%	31 bp

Latin America - South	2Q07	Scope	Currency translation	Organic growth	2Q08	Organic growth
Total volumes (thousand Hls)	5 842	0	-	769	6 610	13.2%
Revenue	**195**	**0**	**-28**	**57**	**224**	**29.2%**
Cost of sales	-92	0	13	-23	-102	-25.3%
Gross profit	**102**	**0**	**-14**	**33**	**121**	**32.7%**
Distribution expenses	-18	0	2	-3	-19	-16.3%
Sales and marketing expenses	-26	0	3	-5	-28	-19.3%
Administrative expenses	-10	0	1	-1	-10	-12.2%
Other operating income/expenses	-3	0	0	2	-1	56.6%
Normalized EBIT	46	0	-7	26	64	56.6%
Normalized EBITDA	**66**	**0**	**-10**	**28**	**84**	**43.0%**
Normalized EBITDA margin	33.8%				37.7%	363 bp

Annex 1 2Q08 segment information (continued)

Western Europe	2Q07	Scope	Currency translation	Organic growth	2Q08	Organic growth
Total volumes (thousand Hls)	10 291	-293	-	-550	9 448	-5.5%
Revenue	**996**	**-16**	**-41**	**-40**	**899**	**-4.1%**
Cost of sales	-447	7	27	15	-398	3.3%
Gross profit	**549**	**-8**	**-14**	**-25**	**501**	**-4.7%**
Distribution expenses	-108	3	4	-4	-106	-4.0%
Sales and marketing expenses	-200	7	7	8	-179	4.3%
Administrative expenses	-60	-3	1	2	-60	3.2%
Other operating income/expenses	-20	-11	-5	-5	-41	-19.2%
Normalized EBIT	160	-13	-8	-24	116	-15.5%
Normalized EBITDA	**241**	**-15**	**-10**	**-21**	**195**	**-9.0%**
Normalized EBITDA margin	24.2%				21.7%	-121 bp

Central and Eastern Europe	2Q07	Scope	Currency translation	Organic growth	2Q08	Organic growth
Total volumes (thousand Hls)	14 552	0	-	-438	14 113	-3.0%
Revenue	**646**	**0**	**-37**	**55**	**664**	**8.4%**
Cost of sales	-275	0	20	-64	-319	-23.1%
Gross profit	**371**	**0**	**-17**	**-9**	**345**	**-2.4%**
Distribution expenses	-80	0	4	-1	-77	-1.4%
Sales and marketing expenses	-119	0	6	-16	-130	-13.7%
Administrative expenses	-37	1	1	15	-21	39.9%
Other operating income/expenses	-30	0	-1	-3	-34	-10.6%
Normalized EBIT	105	1	-8	-15	82	-14.2%
Normalized EBITDA	**158**	**1**	**-11**	**-7**	**140**	**-4.5%**
Normalized EBITDA margin	24.4%				21.1%	-293 bp

Asia Pacific	2Q07	Scope	Currency translation	Organic growth	2Q08	Organic growth
Total volumes (thousand Hls)	10 290	0	-	244	10 533	2.4%
Revenue	**269**	**0**	**-37**	**24**	**256**	**9.0%**
Cost of sales	-132	0	16	-16	-132	-12.0%
Gross profit	**137**	**0**	**-21**	**8**	**124**	**6.0%**
Distribution expenses	-18	0	3	-2	-17	-9.8%
Sales and marketing expenses	-58	0	8	-10	-60	-16.9%
Administrative expenses	-15	0	2	-2	-16	-10.0%
Other operating income/expenses	1	0	0	-1	0	-126.7%
Normalized EBIT	47	0	-8	-5	32	-11.9%
Normalized EBITDA	**72**	**0**	**-11**	**-4**	**56**	**-5.4%**
Normalized EBITDA margin	26.7%				21.9%	-352 bp

Global Export and Holding Companies	2Q07	Scope	Currency translation	Organic growth	2Q08	Organic growth
Total volumes (thousand Hls)	1 606	0	-	-304	1 303	-18.9%
Revenue	**107**	**-3**	**-2**	**-21**	**81**	**-20.4%**
Cost of sales	-73	6	2	6	-59	9.3%
Gross profit	**34**	**3**	**0**	**-15**	**21**	**-40.9%**
Distribution expenses	-13	0	0	4	-9	32.6%
Sales and marketing expenses	-13	0	0	-6	-19	-42.3%
Administrative expenses	-40	1	0	8	-30	20.6%
Other operating income/expenses	88	0	2	17	108	19.8%
Normalized EBIT	55	4	3	9	71	15.2%
Normalized EBITDA	**61**	**4**	**3**	**9**	**76**	**13.7%**

Annex 2 HY08 segment information

InBev Worldwide	HY07	Scope	Currency translation	Organic growth	HY08	Organic growth
Total volumes (thousand Hls)	127 202	-4	-	265	127 463	0.2%
Revenue	**6 771**	**-7**	**-168**	**312**	**6 908**	**4.6%**
Cost of sales	-2 810	6	114	-231	-2 920	-8.3%
Gross profit	**3 961**	**-1**	**-54**	**81**	**3 988**	**2.1%**
Distribution expenses	-824	-4	18	-37	-847	-4.6%
Sales and marketing expenses	-1 089	9	34	-63	-1 108	-5.9%
Administrative expenses	-487	-30	4	36	-477	6.9%
Other operating income/expenses	111	5	-1	6	120	4.3%
Normalized EBIT	1 672	-20	1	22	1 675	1.3%
Normalized EBITDA	**2 194**	**-22**	**-14**	**64**	**2 222**	**2.9%**
Normalized EBITDA margin	32.4%				32.2%	-54 bp

North America	HY07	Scope	Currency translation	Organic growth	HY08	Organic growth
Total volumes (thousand Hls)	5 855	83	-	102	6 040	1.8%
Revenue	**722**	**8**	**-22**	**25**	**734**	**3.5%**
Cost of sales	-233	-2	10	-12	-237	-5.1%
Gross profit	**489**	**6**	**-11**	**14**	**497**	**2.8%**
Distribution expenses	-132	-7	2	-2	-139	-1.6%
Sales and marketing expenses	-113	6	3	9	-94	8.8%
Administrative expenses	-46	-1	1	7	-38	15.2%
Other operating income/expenses	1	0	0	-3	-2	-244.8%
Normalized EBIT	199	4	-5	25	223	12.3%
Normalized EBITDA	**239**	**5**	**-6**	**24**	**263**	**10.0%**
Normalized EBITDA margin	33.1%				35.8%	214 bp

Latin America - North	HY07	Scope	Currency translation	Organic growth	HY08	Organic growth
Total volumes (thousand Hls)	46 494	381	-	368	47 244	0.8%
Revenue	**2 209**	**9**	**98**	**124**	**2 440**	**5.6%**
Cost of sales	-763	-9	-28	-50	-851	-6.6%
Gross profit	**1 446**	**0**	**70**	**73**	**1 589**	**5.1%**
Distribution expenses	-261	-2	-8	-14	-286	-5.5%
Sales and marketing expenses	-224	-1	-9	-38	-272	-17.0%
Administrative expenses	-117	-27	-5	4	-146	2.5%
Other operating income/expenses	57	28	3	-22	66	-26.0%
Normalized EBIT	900	-3	52	3	952	0.3%
Normalized EBITDA	**1 020**	**-3**	**56**	**21**	**1 094**	**2.0%**
Normalized EBITDA margin	46.2%				44.8%	-156 bp

Latin America - South	HY07	Scope	Currency translation	Organic growth	HY08	Organic growth
Total volumes (thousand Hls)	14 189	0	-	1 600	15 789	11.3%
Revenue	**469**	**0**	**-63**	**126**	**531**	**26.9%**
Cost of sales	-204	0	28	-50	-225	-24.3%
Gross profit	**265**	**0**	**-35**	**76**	**306**	**28.8%**
Distribution expenses	-38	0	5	-10	-43	-27.0%
Sales and marketing expenses	-60	0	6	-6	-60	-9.8%
Administrative expenses	-20	0	2	0	-19	-1.9%
Other operating income/expenses	-5	0	0	9	3	165.8%
Normalized EBIT	142	0	-22	68	188	48.2%
Normalized EBITDA	**183**	**0**	**-27**	**74**	**230**	**40.2%**
Normalized EBITDA margin	39.0%				43.2%	412 bp

Annex 2 HY08 segment information (continued)

Western Europe	HY07	Scope	Currency translation	Organic growth	HY08	Organic growth
Total volumes (thousand Hls)	17 862	-536	-	-638	16 689	-3.7%
Revenue	**1 718**	**-28**	**-67**	**-35**	**1 587**	**-2.1%**
Cost of sales	-804	16	45	-3	-746	-0.4%
Gross profit	**914**	**-12**	**-22**	**-39**	**841**	**-4.3%**
Distribution expenses	-205	5	7	-10	-202	-4.8%
Sales and marketing expenses	-363	13	12	6	-332	1.7%
Administrative expenses	-126	-4	2	7	-122	5.3%
Other operating income/expenses	-41	-22	-3	0	-66	0.2%
Normalized EBIT	178	-21	-4	-35	118	-20.5%
Normalized EBITDA	**339**	**-24**	**-9**	**-32**	**274**	**-9.7%**
Normalized EBITDA margin	19.7%				17.3%	-152 bp

Central and Eastern Europe	HY07	Scope	Currency translation	Organic growth	HY08	Organic growth
Total volumes (thousand Hls)	23 359	0	-	-937	22 422	-4.0%
Revenue	**1 024**	**0**	**-55**	**62**	**1 031**	**6.0%**
Cost of sales	-460	0	31	-94	-522	-20.4%
Gross profit	**564**	**0**	**-24**	**-32**	**508**	**-5.7%**
Distribution expenses	-137	0	6	-2	-133	-1.7%
Sales and marketing expenses	-199	0	9	-24	-215	-12.2%
Administrative expenses	-67	1	2	13	-52	20.0%
Other operating income/expenses	-50	0	0	0	-50	-
Normalized EBIT	111	1	-7	-46	58	-41.0%
Normalized EBITDA	**213**	**1**	**-12**	**-34**	**167**	**-16.2%**
Normalized EBITDA margin	20.8%				16.2%	-436 bp

Asia Pacific	HY07	Scope	Currency translation	Organic growth	HY08	Organic growth
Total volumes (thousand Hls)	16 987	0	-	83	17 070	0.5%
Revenue	**474**	**0**	**-56**	**29**	**448**	**6.2%**
Cost of sales	-237	0	26	-25	-236	-10.4%
Gross profit	**237**	**0**	**-30**	**5**	**212**	**2.0%**
Distribution expenses	-33	0	4	-2	-30	-6.7%
Sales and marketing expenses	-104	0	12	-14	-106	-13.1%
Administrative expenses	-30	0	3	-2	-30	-6.6%
Other operating income/expenses	0	0	0	-1	-1	-
Normalized EBIT	70	0	-11	-14	44	-20.4%
Normalized EBITDA	**120**	**0**	**-16**	**-11**	**92**	**-8.9%**
Normalized EBITDA margin	25.2%				20.6%	-359 bp

Global Export and Holding Companies	HY07	Scope	Currency translation	Organic growth	HY08	Organic growth
Total volumes (thousand Hls)	2 455	68	-	-312	2 210	-12.4%
Revenue	**155**	**4**	**-3**	**-19**	**138**	**-11.9%**
Cost of sales	-109	2	2	3	-102	2.5%
Gross profit	**46**	**6**	**0**	**-16**	**36**	**-31.3%**
Distribution expenses	-18	0	0	3	-14	19.1%
Sales and marketing expenses	-24	-9	0	4	-29	11.0%
Administrative expenses	-81	2	0	7	-71	9.3%
Other operating income/expenses	149	0	-1	23	170	15.3%
Normalized EBIT	72	-1	-1	21	91	29.1%
Normalized EBITDA	**82**	**-1**	**-1**	**22**	**102**	**27.1%**

Annex 3

Reconciliation between Brazilian GAAP and IFRS figures for Latin America for the 6 month period ended 30 June 2008 (HY08)

EBIT Latin America under Brazilian GAAP (Brazil + HILA, as published in the YTD Segment financial information of AmBev's 2Q08 press release) In million BRL	**2 708**
In million euro	**1 036**
Reclassifications	
- Profit sharing (bonus plan) presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(7)
- Other operating income/(expense), presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(33)
	996
Adjustments	
- Goodwill amortization in Brazilian GAAP, not in IFRS	146
- Other depreciation adjustments (fair value base, InBev rates, commercial intangibles, ...)	3
- Deferred charges (start-up costs capitalized under Brazilian GAAP, expensed in IFRS)	(2)
- Indirect tax incentives (through equity in Brazilian GAAP, in income statement in IFRS)	8
- Pension cost recognition and share based payment expense (IFRS 2 and IAS 19 treatment)	(5)
- Other	(6)
Normalized EBIT Latin America under IFRS (as published in the HY08 Segment information of Latin America North and Latin America South in annex 2 of this press release)	**1 140**

END